Exhibit 99.1

Ellomay Capital Announces Closing of Acquisition of 51% in an Anaerobic Digestion Facility in the
Netherlands and Financial Closing of the Project

Acquires 51% of the Project pursuant to Joint Venture Agreement with Ludan

Tel-Aviv, Israel, December 21, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced the closing of its first investment in a Waste-to-Energy facility in The Netherlands pursuant to a joint venture agreement executed in July 2016 between Ellomay Luxemburg Holdings S.àr.l., the Company’s wholly-owned subsidiary (“Ellomay Luxemburg”) and Ludan Energy Overseas B.V. (“Ludan”) (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)).

The project company, Groen Gas Goor B.V. (“Groen Goor”), is in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (the “Goor Project”). Ellomay Luxemburg previously provided loans to Ludan in aggregate amounts of Euro 2.1 million (approximately $2.2 million) and upon the financial closing of the Goor Project, which occurred on December 20, 2016, these loans converted into shareholder’s loans of Ellomay Luxemburg to Groen Goor.

On December 20, 2016, the financial closing of the Goor Project occurred, whereby Coöperatieve Rabobank U.A. agreed to provide the following financing tranches: (i) two loans with principal amounts of Euro 3.9 million and Euro 1.7 million, each with a fixed annual interest rate of 3% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project's facility to the grid and (ii) an on-call credit facility of Euro 370,000 with variable interest.

The Goor Project executed an engineering, procurement and construction agreement with an affiliate of Ludan and is expected to enter into an operation and maintenance agreement with an affiliate of Ludan, both based on terms already agreed to by us and Ludan. It is estimated that the duration of the construction of the Goor Project shall be approximately one year and the expected overall capital expenditure in connection with the Goor Project are approximately Euro 10 million (approximately $10.6 million).

Ran Fridrich, CEO and director of Ellomay, commented: "The first financial closing of the Dutch Biogas projects is an important milestone for Ellomay, executing the Company's strategic plan to expand its operations. These projects combine professional, financial and engineering expertise in the Dutch renewable energy market, which is expected to grow rapidly over the next years."

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption; and

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com